

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2021

David Campbell, Ph.D.
Chief Executive Officer
Janux Therapeutics, Inc.
11099 N. Torrey Pines Road, Suite 290
La Jolla, CA 92037

Re: Janux Therapeutics, Inc.
Registration Statement on Form S-1, as amended
Exhibit Nos. 10.8, 10.9 and 10.10
Filed May 19, 2021
File No. 333-256297

Dear Dr. Campbell:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance